UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

PERFORMANCE SHIPPING INC.
(Name of Subject Company)

PERFORMANCE SHIPPING INC.
(Names of Persons Filing Statement)

COMMON SHARES, PAR VALUE $0.01 PER SHARE
(INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
(Title of Class of Securities)

Y67305154
(CUSIP Number of Class of Securities)

Mr. Andreas Michalopoulos
373 Syngrou Avenue, 175 64 Palaio Faliro
Athens, Greece
+30-216-600-2400

(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the persons filing statement)

with copies to:

Will Vogel
Watson Farley & Williams LLP
250 West 55th Street, 31st Floor
New York, New York 10019
+1-212-922-2200

Robert B. Greco
Richards, Layton & Finger, P.A.
One Rodney Square
920 North King Street
Wilmington, Delaware 19801
+1-302-651-7728

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (the “Schedule 14D-9 Amendment No. 4”) amends and supplements the Schedule 14D-9 filed by Performance Shipping Inc., a corporation incorporated under the laws of the Republic of the Marshall Islands (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on October 25, 2023 (as amended by Amendment No. 1 thereto filed by the Company with the SEC on November 6, 2023, Amendment No. 2 thereto filed by the Company with the SEC on November 14, 2023 and Amendment No. 3 thereto filed by the Company with the SEC on November 15, 2023, and together with this Schedule 14D-9 Amendment No. 4, the “Schedule 14D-9”), including as a result of the filing by the Offeror of a Schedule TO Amendment (as defined below) on November 15, 2023. This Schedule 14D-9 relates to a cash tender offer (the “Offer”) by Sphinx Investment Corp., a corporation incorporated under the laws of the Republic of the Marshall Islands (the “Offeror”), to purchase from the shareholders of the Company, all outstanding shares of the Company’s common shares, par value $0.01 per share (the “Common Shares”) and the associated preferred stock purchase rights (the “Rights” and, together with the Common Shares, the “Shares”) issued pursuant to the Stockholders’ Rights Agreement, dated December 20, 2021, between the Company and Computershare Inc., as rights agent, at a price of $3.00 per Share (without interest and less any applicable withholding taxes) (the “Offer Price”), upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase, dated October 30, 2023 (the “Offer to Purchase”), the related revised Notice of Guaranteed Delivery and the related revised Letter of Transmittal, as set forth in the Offeror’s Tender Offer Statement on Schedule TO (which is also Amendment No.4 to the Schedule 13D filed by the Offeror, Maryport Navigation Corp. and Mr. George Economou on August 25, 2023 (and amended on August 31, 2023, September 4, September 15, 2023 and twice on October 11, 2023)) filed with the Securities and Exchange Commission (the “SEC”) on October 11, 2023 (the “Original Schedule TO”), as amended by Amendment No. 1 and Amendment No. 2 thereto filed by the Offeror with the SEC on October 30, 2023 and Amendment No. 3 thereto filed by the Offeror with the SEC on November 15, 2023  (the “Schedule TO Amendments” and, together with the Original Schedule TO, the “Schedule TO”). Unless the Offer is extended by the Offeror, the Offer and withdrawal rights thereunder will expire at 11:59 p.m., New York City Time, on March 28, 2024.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Schedule 14D-9 Amendment No. 4. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9. This Schedule 14D-9 Amendment No. 4 is being filed to reflect certain updates as indicated below.

For clarity, new text is highlighted with bold, underlined text and deleted text is highlighted with ~~crossed out text~~..

INTRODUCTION

The introductory section of the Schedule 14D-9 under the heading “Introduction” is hereby amended and supplemented by adding or deleting (as applicable) the following language in the first paragraph thereunder:

“This Solicitation/Recommendation Statement on Schedule 14D-9, as amended by Amendment No. 1 thereto filed by Performance Shipping Inc., a corporation incorporated under the laws of the Republic of the Marshall Islands (the “Company”), with the Securities and Exchange Commission (the “SEC”) on November 6, 2023, ~~and~~ Amendment No. 2 thereto filed by the Company with the SEC on November 14, 2023, Amendment No. 3 thereto filed by the Company with the SEC on November 15, 2023 and Amendment No. 4 thereto filed by the Company with the SEC on November 30, 2023 (this “Schedule 14D-9”), relates to a cash tender offer (the “Offer”) by Sphinx Investment Corp., a corporation incorporated under the laws of the Republic of the Marshall Islands (the “Offeror”), to purchase from the shareholders of the Company all outstanding shares of the Company’s common shares, par value $0.01 per share (the “Common Shares”), and the associated preferred stock purchase rights (the “Rights” and, together with the Common Shares, the “Shares”) issued pursuant to the Stockholders’ Rights Agreement, dated December 20, 2021, between the Company and Computershare Inc., as rights agent (the “Rights Agreement”), at a price of $3.00 per Share (without interest and less any applicable withholding taxes) (the “Offer Price”), upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase, dated October 30, 2023 (the “Offer to Purchase”), the related revised Notice of Guaranteed Delivery (the “Notice of Guaranteed Delivery”), and the revised related Letter of Transmittal (the “Letter of Transmittal”), as set forth in the Offeror’s Tender Offer Statement on Schedule TO (which is also Amendment No. 4 to the Schedule 13D filed by the Offeror, Maryport Navigation Corp. and Mr. George Economou on August 25, 2023 (and amended on August 31, 2023, September 4, 2023, September 15, 2023 and twice on October 11, 2023)) filed with the SEC on October 11, 2023 (the “Original Schedule TO”), as amended by Amendment No. 1 and Amendment No. 2 thereto filed by the Offeror with the SEC on October 30, 2023 and Amendment No. 3 thereto filed by the Offeror with the SEC on November 15, 2023 (together with the Original Schedule TO, the “Schedule TO”). Unless the Offer is extended by the Offeror, the Offer and withdrawal rights thereunder will expire at 11:59 p.m., New York City Time, on March 28, 2024 ~~November 15, 2023~~.”

Item 1.	Subject Company Information.

Item 1 of the Schedule 14D-9 is hereby amended and supplemented by adding or deleting (as applicable) the following language in the paragraph under the heading “Securities”:

This Schedule 14D-9 relates to the Company’s Shares (which include the Common Shares and the Rights). As of November 28~~10~~, 2023, the Company had 12,152,559 Common Shares outstanding.

Item 2.	Identity and Background of Filing Person.

Item 2 of the Schedule 14D-9 is hereby amended and supplemented by adding or deleting (as applicable) the following language in the first paragraph under the heading “Tender Offer”:

“This Schedule 14D-9 relates to the Offer, pursuant to which the Offeror has offered to purchase all of the Company’s outstanding Common Shares and associated Rights, at a price of $3.00 per Share in cash (without interest and less any applicable withholding taxes), upon the terms and subject to the conditions set forth in the Offeror’s Offer to Purchase, the related Notice of Guaranteed Delivery and the related Letter of Transmittal, as set forth in the Offeror’s Schedule TO. According to the Offer to Purchase, unless the Offer is extended by the Offeror, the Offer and withdrawal rights thereunder will expire at 11:59 p.m., New York City Time, on March 28, 2024 ~~November 15, 2023~~.” (the “Expiration Date and Time”).”

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Item 3 is hereby amended and supplemented by adding or deleting (as applicable) the following language in the last two paragraphs under the heading “Special Committee”:

“On November 6, 2023, based on the foregoing and other considerations, and after consultation with the Special Committee’s independent advisors, the Special Committee unanimously adopted resolutions determining that the Offer, as amended on October 30, 2023, is not in the best interests of the Company or its shareholders and recommending on behalf of the Company that all of the Company’s shareholders reject the Offer, as amended on October 30, 2023, and not tender any of their Shares pursuant to the Offer, as amended on October 30, 2023. After the Special Committee further considered the Offer as extended on November 15, 2023, the members of the Special Committee reaffirmed the Special Committee’s recommendation for the same reasons described below and adopted resolutions on November 30, 2023 confirming that the “Distribution Date” under the Rights Agreement shall not occur as a result of the extension of the Offer as described below.

“Pursuant to the authority delegated to it by the Board and the authority vested under clause (ii) of the definition of Distribution Date (as defined in the Rights Agreement, and capitalized terms used in this paragraph and not defined herein have the meaning set forth in the Rights Agreement) under the Rights Agreement, on October 25, 2023, the Special Committee adopted resolutions to: (i) confirm that the Distribution Date shall not occur under the Rights Agreement upon the Close of Business on the tenth Business Day after the date that the Offer was first published or sent or given within the meaning of Rule 14d-2(a) of the General Rules and Regulations under the Exchange Act and (ii) provide that the Distribution Date shall instead occur under the Rights Agreement on the next date on which the Distribution Date would occur under the Rights Agreement but for the commencement of the Offer on its original terms and conditions. After the Offeror amended the Offer on October 30, 2023, the Special Committee adopted additional resolutions on November 6, 2023 to confirm that the Distribution Date shall not occur under the Rights Agreement upon the Close of Business on the tenth Business Day after the date that such amendment to the Offer was first published or sent or given within the meaning of Rule 14d-2(a) of the General Rules and Regulations under the Exchange Act and to provide that the Distribution Date shall instead occur under the Rights Agreement on the next date on which the Distribution Date would occur under the Rights Agreement but for the commencement of the Offer on its original terms and conditions and such amendment to the Offer. After the Offeror extended the Offer on November 15, 2023, the Special Committee adopted additional resolutions on November 30, 2023 to confirm that the Distribution Date shall not occur under the Rights Agreement upon the Close of Business on the tenth Business Day after the date that such extension of the Offer was first published or sent or given within the meaning of Rule 14d-2(a) of the General Rules and Regulations under the Exchange Act and to provide that the Distribution Date shall instead occur under the Rights Agreement on the next date on which the Distribution Date would occur under the Rights Agreement but for the commencement of the Offer on its original terms and conditions, the October 30, 2023 amendment to the Offer and the November 15, 2023 extension of the Offer (which, for the avoidance, may include the occurrence of the Close of Business on the tenth Business Day after the date that any subsequent amendment to the Offer, any subsequent modification or extension of the Offer or any subsequent waiver of any of the conditions of the Offer is first published or sent or given within the meaning of Rule 14d-2(a) of the General Rules and Regulations under the Exchange Act), or in each case such later date as may be determined by action of the Board or the Special Committee. As a result, the Distribution Date under the Rights Agreement shall not occur upon the Close of Business on the tenth Business Day after: (a) the date that ~~either~~ the original Offer was first published or sent or given, (b) the date that ~~or~~ the Offeror’s October 30, 2023 amendment ~~there~~to the Offer was first published or sent or given or (c) the date that the Offeror’s November 15, 2023 extension of the Offer was first published or sent or given, in each case within the meaning of Rule 14d-2(a) of the General Rules and Regulations under the Exchange Act. However, to the extent that the Rights Agreement remains in effect and the Distribution Date has not yet occurred, and the Offeror or any affiliate thereof makes any subsequent tender or exchange offer, subsequently waives any conditions to the Offer, subsequently extends the Offer or subsequently amends or otherwise modifies the Offer, the Distribution Date may occur on the Close of Business on the tenth Business Day after the date that any such subsequent offer or any such subsequent amendment to the Offer, subsequent modification or extension of the Offer or subsequent waiver of any of the conditions of the Offer is first published or sent or given within the meaning of Rule 14d-2(a) of the General Rules and Regulations under the Exchange Act (or on such later date as may be determined by action of the Board or the Special Committee).”

Item 4.	The Solicitation or Recommendation.

Item 4.b.“Reasons for the Recommendation” of the Schedule 14D-9 is hereby amended and supplemented by adding or deleting (as applicable) the following language in the first and second paragraphs thereunder:

“2.          The Special Committee believes that the Offer is illusory, because the highly conditional nature of the Offer creates significant doubt that the Offer will be consummated. In particular, the Special Committee notes that the Offer remains conditioned on the Series C Condition, which, even as amended in the Amended and Restated Offer to Purchase dated October 30, 2023, is not within the authority of the Board or the Company to satisfy.  ~~The Special Committee believes that the several conditions to the Offer, including conditions which are not within the authority of the Board or the Company, create significant doubt that the Offer will ever be consummated, and in particular, significant doubt as to whether the Offer will be consummated by the stated expiration date of the Offer. For example, pursuant~~ Pursuant to the Series C Condition, the Offer is conditioned on the cancellation of the Company’s outstanding shares of Series C Preferred Stock held by the Insider Holders (and certain Common Shares issued in respect of the conversion thereof) for no consideration, or, in the alternative and with equivalent effect, the distribution by the Company to its common shareholders of Remedial Rights to purchase Remedial Shares, which, when issued, would put the Company’s common shareholders (other than the Insider Holders) in the same economic, voting, governance and other position as such common shareholders would have been in had the Series C Preferred Stock issued to the Insider Holders been cancelled for no consideration (the “Series C Alternative Condition”). The Offer to Purchase states that the Series C Condition is within the control of the Company and the Board. However, the Special Committee believes that none of the Company’s governing documents, including its Articles of Incorporation and bylaws and the Series C Certificate, or applicable law, including the BCA, grant the Company, the Board or the Special Committee the authority to effect a cancellation of the Series C Preferred Stock for no consideration ~~at this time~~. Additionally, the Special Committee has carefully evaluated the transactions described in the Offer to Purchase which the Offer to Purchase proposes would satisfy the Series C Alternative Condition, and believes that satisfying the Series C Alternative Condition is not in the control of the Company, the Board or the Special Committee, for the following independently sufficient reasons: (i) that the requirement of the Series C Alternative Condition that the holders of Shares be put in the “same economic, voting, governance and other position as such common shareholders would have been in had the Series C Preferred Stock issued to the Insider Holders been cancelled for no consideration” is not capable of being satisfied through the issuance of additional preferred shares of the Company, as stated in the Offer to Purchase, to the extent that the currently outstanding shares of Series C Preferred Stock and their associated economic, voting, governance and other rights, powers and preferences, which, for the reasons stated above, the Special Committee believes the Company has no power to cancel or nullify for no consideration ~~at this time~~, remain outstanding, (ii) any set of transactions involving the consummation of the Offer through the purported satisfaction of the Series C Alternative Condition would require the consent of the holders of a majority of the outstanding shares of Series C Preferred Stock, which is required under the terms of the Series C Certificate to amend the Company’s Articles of Incorporation, to establish a new series of preferred stock that ranks superior to or equal to the Series C Preferred Stock, or to effect a change of control of the Company, and (iii) the Special Committee believes that any set of transactions which has the effect of, or an effect equivalent to, cancelling shares held by certain shareholders, for no consideration, as is required by the Series C Condition, would be an improper exercise of authority by the Board or the Special Committee under Marshall Islands law. As a result, the Special Committee believes that the satisfaction of the Series C Condition is not within the control of the Company, the Board or the Special Committee, and the Offeror’s statement to the contrary is false. ~~In addition, the Special Committee notes that, despite the inclusion of the Series C Alternative Condition, which purportedly could be satisfied without the cancellation of the Series C Preferred Stock, the Equity Condition, which requires as a condition of the Offer that no Series C Preferred Stock remain outstanding, continues to operate to require that all outstanding shares of Series C Preferred Stock be cancelled to satisfy the conditions to the Offer. As discussed above, the Special Committee believes that none of the Company, the Board or the Special Committee has the authority to effect a cancellation of the Series C Preferred Stock at this time. In light of the foregoing, the Special Committee believes that the Offer is illusory in that the Offer is subject to conditions which the Company, the Board and the Special Committee cannot unilaterally cause to be satisfied at this time~~. Further, the Special Committee notes that the Offer is subject to numerous other conditions set forth in Section 14 of the Offer to Purchase, which give the Offeror wide latitude not to consummate the Offer, especially in light of the lengthy extension of the Offer—for a period of more than four months—creating a greater likelihood of the occurrence of circumstances on the basis of which the Offeror could claim a condition is not satisfied.  For example, the condition set forth in paragraph (e) of Section 14 of the Offer to Purchase states that the Offeror is not obligated to consummate the Offer if, among other things, the Company has authorized or even proposed any acquisition or disposition of assets (which need not even be material) or material change in the Company’s capitalization or indebtedness. The Offeror could assert that ordinary-course developments in the Company’s business which occur at any point over the more than four months prior to the expiration date of the Offer cause such condition not to be satisfied, and elect not to consummate the Offer. In consideration of the foregoing, and in particular that the Offer remains subject to the Series C Condition which the Special Committee believes that it, the Board and the Company do not have the power to satisfy, the Special Committee believes that significant doubt exists that the Offer will be consummated and that the Offer is illusory.

To the Company’s knowledge, as of November 28~~10~~, 2023, 1,451,044 shares of Series C Preferred Stock are outstanding and 1,371,134, or approximately 94.5%, of such shares are held by Mango Shipping Corp. and Mitzela Corp., which are Insider Holders and affiliates of the Company. To the Company’s knowledge, no other affiliates of the Company hold Series C Preferred Stock. The ownership of Series C Preferred Stock by the other Insider Holders is not known to the Company.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PERFORMANCE SHIPPING INC.

Dated: November 30, 2023

/s/ Andreas Michalopoulos
By: Andreas Michalopoulos
Chief Executive Officer